

Mail Stop 3720

April 8, 2010

Charles J. Zwebner
Chief Executive Officer
Rapid Link, Incorporated
300 71st Street, Suite 500
Miami, FL 33141

> **RE: Rapid Link, Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 18, 2010**
> **File No. 0-22636**

Dear Mr. Zwebner:

We have reviewed your supplemental response dated April 6, 2010. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Purposes of the Amendment, page 6

1. We note your response to comment one from our letter dated April 2, 2010. Although the parties amended the Share Exchange Agreement to provide for the issuance of 10 million shares of preferred stock instead of 520 million shares of common stock, Section 1.3 of the amended agreement reflects the parties' understanding that the shares of preferred stock issued at the closing would be convertible into 520 million shares of common stock. We note your analysis that the transaction has been consummated, however we are unaware of any temporal limitation on the application of Note A. We believe that pursuant to Note A, the proxy statement should contain the information required by Item 14 of Schedule 14A because, at the time of the acquisition, the company knew that additional shares of common stock would be needed to convert the shares of preferred stock being issued to Blackbird. Please either provide us with a detailed legal analysis for your position that Item 14 disclosure is not required, including citations to Commission releases, no-action letters, etc., or revise to ensure that you provide the disclosure required by Item 14.

Other

2. In your response letter please provide the representations requested by our letter dated April 2, 2010 (including, among other things, the company's responsibility for the adequacy and accuracy of the disclosure in the filings), from a representative of the company.

*   *   *   *

Please revise your preliminary proxy in response to these comments. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3257 with any other questions.

Sincerely,

/s

Celeste M. Murphy
Legal Branch Chief

Cc: Carlos Mas
      Via facsimile: (305) 530-0055